July 7, 1995



Mr. William E. Bendix
Chairman of the Board
Joslyn Corporation
30 South Wacker Drive
Chicago, IL  60606

Dear Bill:

          As you know, Danaher Corporation has been an investor in Joslyn Corporation for over a year. We have been impressed with Joslyn's business, which complements businesses we are engaged in.

          When we spoke initially on June 30, 1995 and most recently on July 6 and 7, 1995, I told you that Danaher's management was reviewing what the alternatives might be with respect to our investment in Joslyn, and might consider discussing with Danaher's Board of Directors whether to explore a business combination with Joslyn. Danaher's management and Board of Directors has now decided to propose a business combination, and we hereby propose a combination of our companies' businesses in a transaction in which your stockholders would receive cash for each share of their common stock.
Based on our review of publicly available information about Joslyn, we propose a price of $32 per share. We think the offer is the appropriate price based on publicly available information, but we would like to conduct a brief, highly focused due diligence investigation in order to explore whether a higher price could be justified.

          We believe that the transaction we are
proposing represents a very attractive opportunity for your stockholders. The price we are offering represents a significant premium over today's closing market price of the Company's common stock -- a price that, in our view, already reflects the fact that Danaher is a substantial owner of Joslyn's shares.

          Our offer is not subject to financing, but is subject to the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statutes or in the Company's charter, by-laws and rights agreement.


Mr. William E. Bendix
July 7, 1995
Page 2

          We are convinced that the combination of our companies will be of great benefit to Joslyn and its stockholders. We also believe that Joslyn's employees, customers and suppliers will benefit from the joining of the complementary strengths of our two companies.

          Our financial strength and the complementary nature of the businesses of our two companies enables us to move forward quickly to negotiate and to close an agreement. We are prepared to enter into immediate discussions with you and your directors, management and advisors to answer any questions you may have about our offer.

          We hope that you and your fellow directors will view this offer as we do -- an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent that is not available to them in the marketplace.

          We trust that Joslyn's Board of Directors will give our offer prompt and serious consideration and will not take any actions that would adversely affect your stockholders' ability to receive the benefits of our proposed transaction.

          Our sincere desire is to work together with you to reach agreement on a negotiated transaction which can be presented to your stockholders as the joint effort of the directors and managements of both companies.

          As you can appreciate, it is important that we hear from you as promptly as practicable with respect to our offer. We look forward to hearing from you and to working together on this transaction.

                              Sincerely,



                              George M. Sherman